UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AZURRX BIOPHARMA, INC.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

05502L105
(CUSIP Number)

October 11, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	05502L105

1	Names of Reporting Persons

Pelican Partners LLC
2	Check the appropriate box if a member of a Group (see instructions)

	(a)	[ ]
	(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power

1,787,796
		6	Shared Voting Power

0
		7	Sole Dispositive Power

1,787,796
		8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,787,796
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

18.6
12	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13G

CUSIP No.	05502L105

1	Names of Reporting Persons

Matthew Balk
2	Check the appropriate box if a member of a Group (see instructions)

	(a)	[ ]
	(b)	[ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power

1,787,796
		6	Shared Voting Power

0
		7	Sole Dispositive Power

1,787,796
		8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,787,796
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

18.6
12	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer:

AZURRX BIOPHARMA, INC.

(b)	Address of Issuer’s Principal Executive Offices:

760 Parkside Avenue, Downstate Biotechnology Incubator, Suite 304, Brooklyn, New York 11226

Item 2.

(a)	Name of Person Filing:

This statement is filed by Pelican Partners LLC, a Delaware limited liability company, and Matthew Balk, the Managing Member of Pelican Partners LLC. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is P.O. Box 2422, Westport, CT 06880.

(c)	Citizenship:

Pelican Partners LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Balk is a United States citizen.

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP No.:

05502L105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Pelican Partners LLC and Matthew Balk:

(a)	Amount Beneficially Owned: 1,787,796

(b)	Percent of Class: 18.6

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,787,796

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,787,796

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017

/s/ Matthew Balk

Name/Title:
Matthew Balk, individually and as Managing Member of Pelican Partners LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).